Mail Stop 4561

June 30, 2006

Gary L. Crittenden
Executive Vice President and Chief Financial Officer
American Express Company
World Financial Center
200 Vesey Street
New York, New York 10285

      RE: American Express Company
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 6, 2006
              File No. 1-07657

Dear Mr. Crittenden,

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It appears from a published report that you use a Bahrain-based unit to issue and accept charge cards in Syria. Syria is identified as a state sponsor of terrorism by the U.S. State Department, and is subject to economic sanctions and export controls administered by the U.S. Treasury Department's Office of Foreign

Assets Control and the U.S. Commerce Department's Bureau of Industry and Security. Your Form 10-K contains no information regarding your business activities related to, or contacts with, Syria. Please describe for us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, Syria, including any contacts with entities affiliated with or controlled by the government of Syria.

2.   Please discuss in reasonable detail the materiality of the business activities or contacts identified in response to the foregoing comment, and whether those activities or contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies having business contacts with Syria.

Portions of the Company's 2005 Annual Report to Shareholders

Financial Review

Results of Operations for the Three Years Ended December 31, 2005, page 31

3.   We note you recorded a $117 million gain in continuing operations in 2004 on the sale of American Express Business Finance Corporation's equipment leasing product line. Please tell us and revise to disclose more clearly if you reported the results of operations of this product line in continuing or discontinued operations for all periods presented, and tell us the accounting guidance on which you rely. Specifically tell us how you considered paragraphs 41-43 of SFAS 144.

4.   If you account for American Express Business Finance Corporation's equipment leasing product line as a discontinued operation, please revise to provide the disclosure requirements of paragraphs 47 and 48 of SFAS 144.

5.   Please tell us the specific triggers for the $160 million and $204 million charge from the maturity of your outstanding securitized issuances in 2005 and 2004, respectively. Clearly identify why the maturity would result in losses. Tell us the background of the underlying securitization transactions involved and what happened upon maturity. Tell us whether the underlying assets were rolled over into a subsequent securitization.

Financial Statements

Consolidated Statements of Income, page 62

6.   We note that you do not separately present your costs and expenses applicable to services on your income statement, that you do not separately present operating and non-operating income and expenses and that you report investment income as revenues. Please tell us:

- whether you track costs related to each of your separately presented revenue line items;

- your basis for not separately presenting operating and non-operating income and expenses; and

- your basis for presenting investment income as revenues.

       Refer to Rule 5-01 and 5-03 of Regulation S-X.

7.   Please provide us with an analysis of the amounts presented in other revenues for the periods presented.

Note 1 Summary of Significant Accounting Policies

Cardmember lending net finance charge revenue, page 67

8.   Please address the following regarding your presentation of cardmember lending net finance charge revenue:

a) Please tell us the accounting guidance on which you rely and provide your supporting accounting analysis to present cardmember lending finance revenue net of interest expense.

b) Please tell us how you identify and calculate the interest expense netted against cardmember lending finance revenue.

       c) If you are unable to support the basis for your net presentation of this line item, please revise your income statement accordingly.

Net card fees, page 67

9.   Please revise to disclose the amount of the projected refund of card fees for cancellation of card membership for the periods presented in the notes to the financial statements or in Schedule II – Valuation and Qualifying Accounts.

10.   We note that you recognize card fees as <u>revenue</u> and that you defer and amortize direct card acquisition costs into <u>operating expenses</u>. Please address the following regarding your presentation of net card fees:

       a) Please tell us how your income statement presentation is consistent with the guidance in EITF 92-5 which states that credit card origination costs should be <u>netted</u> against the related credit card fee and the <u>net</u> amount should be amortized on a straight-line basis.

       b) Please revise to disclose your amortization method for deferred direct card acquisition costs and card fees. If you do not use the straight line method, please tell us how your method is consistent with the guidance in EITF 92-5.

       c) Please revise to disclose the net amount of deferred direct card acquisition costs and card fees capitalized as of each balance sheet date. Refer to EITF 92-5.

Other investment and interest income, net, page 67

11.   We note that you "generally" record interest income on performing fixed income securities using the effective interest method. Please tell us:

       a) the other methods you use to recognize interest income on performing fixed income securities representing the exceptions to your general policy;

       b) the accounting guidance on which you rely and provide your supporting accounting analysis for these alternative recognition methods;

       c) the amount of interest income recognized for the periods presented using these alternative recognition methods; and

       d) the difference in interest income recognized between your alternative methods and effective interest method for the periods presented.

12.   We note that you record investment income for your international banking and
        other loans in accordance with the terms of the loans. Please tell us how your
        policy is consistent with the guidance in EITF Topic D-10.

13.   We note your statement on page 68 that your other investment income and
        interest income is presented net of interest expense related primarily to the your
        international banking operations. Please tell us how you identify and calculate
        the interest expense netted against your other investment income and interest
        income. Tell us why you believe this net presentation is appropriate.

Investments, page 69

14.   You state here that the fair value of investments is "generally" based on quoted
        market prices. Please revise to confirm, if true, that you always use quoted
        market prices where available. Otherwise, please tell why you would not use
        quoted market prices when they are available. Where quoted market prices are
        not available, disclose what methods you use for determining fair value.

Note 3 Investments, page 74

15.   Please revise to provide a table of available-for-sale investments with gross
        unrealized losses and the length of time that individual securities have been in a
        continuous unrealized loss position as of each balance sheet date presented. Refer
        to paragraph 21 of EITF 03-1.

Note 5 Securitized Loans, page 77

16.   Please revise to disclose the significant components presented in the securitization
        income, net income statement line item for the periods presented.

Note 6 Variable Interest Entities, page 79

17.   Please revise to disclose your accounting policy for your investments in limited
        partnerships and tell us the specific accounting guidance on which you rely.

Note 10 Derivatives and Hedging Activities, page 83

18.   For each SFAS 133 qualifying hedge relationship, please tell us the following:

        a) the type of SFAS 133 hedge (fair value, cash flow, etc.);

        b) the type of derivative used (interest rate swap, interest rate option, currency
           forward, etc.);

     c) for fair value hedges, the hedged item;

     d) for cash flow hedges, the hedged transaction;

     e) the nature of the risk being hedged; and

     f) how you assess the hedge effectiveness.

19.   For each SFAS 133 hedge relationship identified above for which you use the short-cut method of assessing hedge ineffectiveness, please provide us with the following information:

     a) clearly explain the terms of the hedged item or transaction;

     b) clearly explain the terms of the interest rate swap and explain how you determined those terms match the terms of the hedged item or transaction; and

     c) tell us how you met each requirement of paragraph 68 of SFAS 133.

Note 19 Operating Segments and Geographic Operations, page 95

20.   Please revise to disclose the factors used to identify your reportable segments, including the basis of organization. Refer to paragraph 26(a) of SFAS 131.

21.   Please tell us the extent to which you aggregate multiple operating segments into your reporting segments. Please tell us how you determined that the operating segments met the criteria for aggregation in paragraph 17 of SFAS 131.

22.   We note you include a GAAP data presentation as well as a non-GAAP data presentation. Paragraph 30 of SFAS 131 states that if the chief operating decision maker uses more than one measure of a segment's profit or loss and more than one measure of a segment's assets, the reported measures should be those that you believe are determined in accordance with the measurement principles most consistent with those used in your consolidated financial statements. Since this guidance does not appear to allow for secondary segment data presentations, please tell us why you have included the managed basis presentation.

Note 22 Restructuring Charges, page 100

23.   Please revise to disclose the following related to your restructuring charges:

a) for each major type of cost associated with the activity, the total amount expected to be incurred in connection with the activity and the cumulative amount incurred to date; and

b) for each reportable segment, the total amount of costs expected to be incurred in connection with the activity and the cumulative amount incurred to date.

Refer to paragraph 20 of SFAS 146.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide us with your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin Vaughn
Branch Chief